

December 18, 2009

Mr. Stephen R. Wherry
Sr. Vice-President and Chief Financial Officer, The Goldfield Corporation
1684 W. Hibiscus Blvd.
Melbourne, FL 32901

Re: **The Goldfield Corporation**
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended September 30, 2009
File No. 1-7525

Dear Mr. Wherry:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Consolidated Statement of Cash Flows, page 28

1. We note that cash flows relating to discontinued operations are not required to be set out separately in the statement of cash flows. However, whether or not cash flows from discontinued operations are set out separately, the reconciliation of net income to net cash flows from operations must begin with net income, as required by ASC topic 230.10.45 paragraphs 45-28 and 45-29. Please revise your statements of cash flows accordingly.

Form 10-Q for the quarterly period ended September 30, 2009

Critical Accounting Estimates, page 14
General

2. We note that your market capitalization is significantly lower than your book value. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this fact in your impairment testing.

Real Estate Inventory Valuation, page 15

3. To provide investors a better understanding of your impairment assessment relative to current market conditions, as well as allowing investors to better assess the likelihood of potential future impairments, please revise future filings to include the following for each period presented:

  - A detailed discussion of how you determined that your condominium units were not impaired, if applicable;
  - Specific and quantified disclosure of your critical assumptions and a sensitivity analysis of those assumptions;
  - Quantitative information regarding any significant known trends;
  - Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Liquidity and Capital Resources, page 22

4. We note that the Company's debt arrangements contain various financial and other covenants and that you were in compliance with such covenants at the end of your reporting period. Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant